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                        [Allied Capital Corporation Letterhead]


                                                           August 20, 2007


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Larry L. Greene, Esq.

          Re: Allied Capital Corporation
              Registration Statement on Form N-2
              File No. 333-141848

Dear Mr. Greene:

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Allied Capital Corporation (the "Company") hereby requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on August 21, 2007 at 3:00 p.m., or as soon thereafter as practicable.

     In connection with the submission of the Company's request for accelerated effectiveness of the above-referenced registration statement, the Company hereby acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the registration statement;

     * should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                             Allied Capital Corporation

                                             By:    /s/ Suzanne V. Sparrow
                                             Name:  Suzanne V. Sparrow
                                             Title: Executive Vice President and
                                                    Corporate Secretary